Lufthansa

02015218

02 FEB 19 AM 8:56

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR dg
January 7, 2002

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Ulrike Schlosser

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.
For corporate details, address
and further information please turn over.

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC

Stephan Hutter, Esq.
Sherman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Lufthansa Investor Info
including traffic figures

November 2001

Change in capacity utilisation in November compared with previous year


80
75
70
65
% 60
55
50
45
40
2000
2001
Lufthansa Group Seat load factor
Lufthansa Cargo Freight load factor
Lufthansa Group Overall load factor

Lufthansa Group: Capacity reduced
Performance at the Lufthansa Group was again down in November: Passenger numbers at Lufthansa and Lufthansa CityLine fell year-on-year by 15.6 per cent to 3.2 million. Alongside weaker demand, the decline is attributable to scaling back the airline programme by 10.8 per cent. While Lufthansa AG reduced capacity by 11.7 per cent, capacity at Lufthansa CityLine rose by 6.3 per cent, since the regional airline's smaller jets were increasingly deployed on former Lufthansa routes. Sales remained 16.1 per cent and utilisation 4.3 percentage points below the year-earlier level. However, the seat load factor improved slightly on the October figure to 67.2 per cent, indicating that demand has apparently stabilised on a lower level. The "No-Show" rate" is also back to the previous year's level.
Lufthansa Cargo transported 146,000 tonnes of cargo and mail, which is 9,6 less than in the previous year. With capacity reduced by 8.0 per cent and sales down by 12.6 per cent, the cargo load factor fell by 3.6 percentage points on the earlier-year figure to 68.2 per cent. Cumulatively at 62.4 per cent, it was, however, well up on the figure for the year as a whole.
The overall load factor in the Group was also down year-on-year in November by 3.9 percentage points to 68.1 per cent but still better than in

Accord with unions on containing personnel expenses
Lufthansa has reached agreement with the Ver.di public services workers union and the Vereinigung Cockpit pilots union on a comprehensive package of measures aimed at curbing personnel costs. Together with the steps already taken, Lufthansa can now expect to improve cash flow next year by at least Euro 210 million. The package encompasses the following points: Collective pay agreements for ground and cabin staff are to be prolonged by seven months up to the end of October 2002, payment of half the 13th monthly salary in May next year is to be suspended; talks are to be held at the earliest in the first quarter of 2003 on converting that payment into time or value assets. The proposed increase in basic pay for cockpit crews is to be deferred by seven months until September 1 next year and the envisaged 2.8 per cent structural improvement in cockpit crew remuneration until October 2002.
Lufthansa has introduced short time for cabin crews retroactively from November 1 until the end of next April. A working group is to draft additional measures for LSG Sky Chefs by the end of next January. Lufthansa has agreed to refrain from compulsory layoffs up to year-end 2002 and to offer jobs on the staff to young pilots completing their training by September 30 next year. Despite these measures, the number of employees at the Group in Germany will be down on originally planning by 1,700 in 2002.

Lufthansa orders fifteen 15 Airbus A380-800s
On December 5, the Supervisory Board approved order placements for fifteen Airbus A380-800 super jumbos. The first of those aircraft are scheduled for delivery in the third quarter of 2007. Agreement with Airbus Industrie on contractual details allowed Lufthansa to make its buy decision now –anticyclically - despite the present crisis in the air traffic industry. The A380-800 will reduce seat costs by between 15 and 20 per cent.

Thomas Cook AG sets up own airline in Belgium
Starting March 2002, the Thomas Cook leisure travel group (LH stage 50 per cent) is to begin serving ex Belgium destinations in the Mediterranean, the Canary Islands and Egypt with its own "Thomas Cook Airlines Belgium". The five Airbus A320s in the new airline's fleet will come from the British JMC Airlines and will thus not increase capacities at the Lufthansa Group. With the new airline, Thomas Cook is securing capacities for its 2002 summer programme in Belgium.

Lufthansa Systems Group takes over Swissair Flight Support
With the takeover of the Swissair subsidiary, the Lufthhansa Systems' offshoot Lido has added 60 airline contracts to its customer base in the flight management business, and increased its market share in the sector to about 25 per cent. Lido has taken over the assets of Swissair Flight Support and will retain a large number of its staff but has not acquired any of its liabilities.

Deutsche Lufthansa AG – Investor Relations (CGN/FRA IR) December 18, 2001
E-Mail: investor.relations@dlh.de http://www.lufthansa-financials.com

October and the yearly average.

Lufthansa Traffic Figures

November 2001

Deutsche Lufthansa AG
Investor Relations (CGN/FRA IR)
Telefon: + 49 (0)221 826 - 2444 or +49 (0)69 696 - 90997
Fax: + 49 (0)69 696 - 90990
E-Mail: investor.relations@dlh.de **Date: December 18, 2001**

	November 2001	November yoy (%)	Cumulative 2001	Cumulative yoy (%)
Lufthansa Group				
Passengers in 1,000	3,245	-15.6	42,836	-1.8
Available seat-kilometers (mio)	8,966	-10.8	117,753	+3.2
Revenue pax-kilometers (mio)	6,030	-16.1	84,544	-1.2
Passenger load-factor (%)	67.2	-4.3P	71.8	-3.2P
Cargo/mail in 1,000 tonnes	146	-9.6	1,526	-7.7
Available tonne-km (mio)	1,790	-9.5	22,235	+2.6
Revenue tonne-km (mio)	1,219	-14.4	15,024	-3.7
Overall load factor (%)	68.1	-3.9P	67.6	-4.4P
Number of Flights	42,223	-10.4	504,073	-1.0

	November 2001	November yoy (%)	Cumulative 2001	Cumulative yoy (%)
Lufthansa German Airlines				
Passengers in 1,000	2,767	-17.6	37,217	-2.8
Available seat-kilometers (mio)	8,437	-11.7	111,872	+3.1
Revenue pax-kilometers (mio)	5,732	-16.8	81,093	-1.4
Passenger load-factor (%)	67.9	-4.3P	72.5	-3.2P
Number of Flights	26,297	-14.6	325,457	-3.5
Lufthansa CityLine GmbH				
Passengers in 1,000	478	-1.8	5,618	+5.1
Available seat-kilometers (mio)	529	+6.3	5,881	+6.4
Revenue pax-kilometers (mio)	297	+2.5	3,452	+4.0
Passenger load-factor (%)	56.2	-2.1P	58.7	-1.3P
Number of Flights	13,696	-1.2	154,311	+5.3
Lufthansa Cargo AG				
Cargo/mail in 1,000 tonnes	146	-9.6	1,526	-7.7
Available Cargo tonne-km (mio)	897	-8.0	10,435	+1.1
Revenue Cargo tonne-km (mio)	611	-12.6	6,508	-7.3
Cargo load-factor (%)	68.2	-3.6	62.4	-5.7
Number of Flights	2,230	-10.4	24,305	-4.6

	Europe (incl. Germany)				America (North & South)				Asia/Pacific				Middle East & Africa			
	November 2001	yoy (%)	cumulative 2001	yoy (%)	November 2001	yoy (%)	cumulative 2001	yoy (%)	November 2001	yoy (%)	cumulative 2001	yoy (%)	November 2001	yoy (%)	cumulative 2001	yoy (%)
Passengers in 1,000	2,630	-15.6	34,053	-2.2	308	-19.3	4,896	-1.4	217	-6.7	2,602	+3.7	89	-22.9	1,233	-2.6
Available seat-kilometers (mio)	3,069	-6.5	37,252	+3.2	3,018	-18.0	46,177	+4.1	2,263	-5.6	26,685	+4.0	616	-10.1	7,538	-3.5
Revenue pax-kilometers (mio)	1,696	-14.2	22,853	-0.4	2,238	-19.7	35,141	-2.7	1,681	-11.5	21,039	+2.0	415	-19.8	5,439	-5.5
Passenger load-factor (%)	55.3	-4.9P	61.3	-2.2P	74.1	-1.6P	76.1	-5.3P	74.3	-4.9P	78.8	-1.6P	67.3	-8.2P	72.2	-1.5P
Cargo/mail in 1,000 tonnes	67	-10.2	697	-6.4	36	-16.3	401	-10.8	34	-2.1	336	-6.2	9	-1.5	91	-8.1
Available Cargo tonne-km (mio)	107	-4.8	1,247	-2.1	316	-14.5	3,975	+0.2	408	-4.4	4,433	+3.6	65	-1.0	781	-2.3
Revenue Cargo tonne-km (mio)	45	-6.9	453	-7.2	224	-19.1	2,582	-10.1	299	-8.3	2,998	-5.0	43	-8.1	475	-5.5
Cargo load-factor (%)	41.9	-1.9	36.3	-2.0P	70.8	-4.0P	65.0	-7.5P	73.3	-3.2P	67.6	-6.1P	66.2	-5.1P	60.8	-2.0P

Publication

pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listung Regulation.

As at December 31, 2001 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany	66.2 %
United Kingdom	12.8 %
United States	7.1 %
Luxembourg	5.7 %
Belgium	2.9 %
Switzerland	2.6 %
Other	2.7 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne, January 7, 2002

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

Ad-hoc-Mitteilung gemäß §15 Wertpapierhandelsgesetz

Deutsche Lufthansa AG begibt Wandelanleihe über Euro 500 Mio.

Zur Refinanzierung bestehender kurzfristiger Verbindlichkeiten wird die Deutsche Lufthansa AG eine 10-jährige Wandelschuldverschreibung über Euro 500 Mio. begeben. Das Bezugsrecht für Altaktionäre wird nach einem entsprechenden Beschluss des Aufsichtsrats ausgeschlossen. Weitere Einzelheiten wird das Unternehmen im Laufe des Tages bekannt geben.

Deutsche Lufthansa AG
Investor Relations
Telefon (069) 696-6470, Fax (069) 696-90990
Email: investor.relations@dlh.de

Ad hoc release pursuant to § 15 of the securities trading act

Deutsche Lufthansa AG will issue a Euro 500 million convertible bond

Deutsche Lufthansa AG is issuing a Euro 500 million convertible bond with a 10-year maturity. The proceeds will be used to refinance existing short-term liabilities. Following a decision of the Lufthansa Supervisory Board there are no preemptive rights for current shareholders.
The company will announce further details in the course of the day.

Deutsche Lufthansa AG
Investor Relations
Telefon (069) 696-6470, Fax (069) 696-90990
Email: investor.relations@dlh.de